Exhibit 99.1

VIA optronics and Antolin unveil Sunrise, a New Horizon of Integration in Vehicle Cockpits

Companies introduce their new “Sunrise” concept vehicle cockpit, engineered for seamless transitions between manual and autonomous driving modes.

Nuremberg, Germany: April 10, 2024 - VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display solutions, and Grupo Antolin-Irausa, S.A.U. (“Antolin”), a global provider of automotive technology solutions, yesterday unveiled their new Sunrise vehicle cockpit concept at an event in Nuremberg around the European exhibition “Embedded World”.

As previously announced, the companies are leveraging their combined expertise and capabilities to design, develop, and produce innovative integrated display systems for vehicle interiors including cockpits, floor consoles, door panels, overhead systems and seat headrests. VIA and Antolin are now pleased to unveil the initial results of their strategic collaboration with a joint product demonstration of their new concept vehicle cockpit named Sunrise. The Sunrise vehicle cockpit concept will further captivate a wider audience at the upcoming Display Week event in San Jose, California, from May 14th to 17th, 2024.

The companies believe that Sunrise sets a new benchmark in user experience and seamless display integration offering many benefits including: a sleek and minimalist design; integrated displays and smart surfaces; on-demand technologies for improved user experience and versatility, immersive ambient lighting and an enhanced safety profile that helps prevent driver distractions. Moreover, the Sunrise cockpit also incorporates innovative, environmentally friendly materials, aligning with the companies' commitment to sustainable practices and responsible manufacturing.

Roland Chochoiek, CEO of VIA, commented, “We are very proud of the outstanding results of our collaboration with Antolin. It was a pleasure to see the development of the demonstrator, beginning from idea to concept, and now we are pleased to demonstrate a new system which shows very impressive advanced integrated technology. The Sunrise concept continues to demonstrate that we remain at the forefront of innovation in automotive displays and technology as we continue to pioneer advancements in this field, we anticipate future collaborations aimed at delivering even more impactful technology breakthroughs to the market.”

Jorge Juárez, Executive Vice President of Antolin Technology Solutions, added, “We are excited to launch the Sunrise vehicle cockpit concept in partnership with VIA and believe the outcome of our collaboration reflects strongly on the future of both of our organizations. User Experience takes center stage in the design of every new vehicle cabin, and Antolin is ready to deliver excellence in this regard. With our extensive portfolio of integrated solutions, we are poised to meet the evolving demands of OEMs worldwide.”

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display solutions combine customized design, interactive displays, touch functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

About Antolin:

Antolin is one of the world’s largest manufacturers of vehicle components and a global supplier of technology solutions for automotive interiors. The company supplies the world’s leading car manufacturers through 130 factories in 25 countries. Antolin has 24,000 employees and sales of €4,451 million in 2022. Antolin offers high added value products via five Business Units: Overheads; Doors & Hard Trim; IPs & Central Consoles; Lighting, Technology Solutions HMI & Electronics and Components & JITs.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to statements relating to: future events; the estimated or anticipated future results and revenues of the Company, including any guidance provided by the Company related thereto; future opportunities for the Company; future planned products and services; business strategy, plans and the implementation of operational initiatives; objectives of management for future operations of the Company; expectations regarding strategic cooperation and other collaborations; market size and growth opportunities; expectations regarding customer relationships and retention; the future availability or cost of purchased components, compounds, raw materials and energy due to shortages, increased demand and wages, supply chain interruptions, or natural or other disasters; supply chains, distribution and logistics; competitive position, technological and market trends; and other statements that are not historical facts. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Due to rounding, it is possible that individual figures in this and other documents do not add up precisely to the totals shown and that percentages presented do not accurately reflect the absolute values to which they relate.

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